

April 15, 2010

Roy Norton
Counsellor (Acting) (Intergovernmental Relations)
Provincial, Territorial and Parliamentary Affairs
Embassy of Canada
501 Pennsylvania Avenue N.W.
Washington, D.C.  20001

**Re:    Province of Ontario**
**Registration Statement under Schedule B**
**Filed March 17, 2010**
**File No. 333-165529**

**Form 18-K**
**Filed December 10, 2009**
**Form 18-K/A**
**Filed March 29, 2010**
**File No. 002-31357**

Dear Counsellor:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary.  Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Registration Statement under Schedule B**

General

1.  Please update the information in the prospectus wherever possible.

2.  Please revise the cover page to include the name of the authorized agent in the United States.

3.  Where appropriate in the prospectus or annual report, please discuss any material effect that the global economic crisis has had or may have on Ontario.  For example, discuss which sectors of Ontario's economy may be most affected by the adverse global economic environment and the measures that Ontario has taken or plans to take in response to the global economic crisis.

Where You Can Find More Information, page 3

4.  Please include the SEC file numbers of the documents incorporated by reference into the prospectus.

Experts and Public Official Documents, page 12

5.  Please consider updating the financial information incorporated by reference to specifically include the "2010 Ontario Budget."

**Annual Report on Form 18-K/A**

6.  Please provide a statement listing the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currencies in which payable, of each issue of funded debt as of the close of the last fiscal year.

Closing Comment

Please revise your registration statement in response to our comments.  You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your revised registration statement.

We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Province of Ontario
April 15, 2010
3

Please direct any questions about these comments to me at (202) 551-3450.

Sincerely,


Michael Coco
Senior International Counsel


Cc: via facsimile
Jason R. Lehner
Jonathan Handyside
Shearman & Sterling LLP
416. 360.2140